Exhibit 99.0

Verizon Wireless of the East LP

Independent Auditors’ Report

Consolidated Financial Statements

For the years ended

December 31, 2003, 2002 and 2001

Table of Contents

Verizon Wireless of the East LP

Independent Auditors’ Report

Consolidated Balance Sheets
December 31, 2003 and 2002

Consolidated Statements of Operations
For the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Changes in Partners’ Capital
For the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements
For the years ended December 31, 2003, 2002 and 2001

Verizon Wireless of the East LP

Consolidated Balance Sheets

(Dollars in Thousands)
DECEMBER 31,	2003	2002

Assets
Current assets
Accounts receivable, net of allowances of $3,631 and $3,394	$20,265	$10,797
Unbilled revenue	4,570	4,902
Other receivables	933	125
Prepaid expenses and other current assets	297	2,054
Total current assets	26,065	17,878

Property, plant and equipment, net	247,317	166,863
Wireless licenses	1,640,539	1,639,918
Other intangibles, net	36,284	47,439
Deferred charges and other assets, net	1	2
Total assets	$1,950,206	$1,872,100

Liabilities and Partners’ Capital
Current liabilities
Accounts payable and accrued liabilities	$56,854	$61,338
Advance billings	6,332	7,821
Due to affiliates	80,739	17,896
Other current liabilities	1,895	1,260
Total current liabilities	145,820	88,315

Note payable to affiliate	350,000	350,000
Total liabilities	495,820	438,315

Minority interests	7,458	9,471
Commitments and contingencies (see Notes 7 & 10)
Limited partner-preferred interest	1,138,771	1,123,478
Partners’ capital
Limited partner	839,343	801,706
General partner	11,114	10,728
Total partners’ capital	1,989,228	1,935,912
Less: Note receivable from limited partner	(542,300)	(511,598)
Total liabilities and partners’ capital	$1,950,206	$1,872,100

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Dollars in Thousands)
FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001(a)

Operating Revenue
Service revenue	$390,134	$200,938	$79,988
Equipment and other	26,214	8,045	1,964
Total operating revenue	416,348	208,983	81,952

Operating Costs and Expenses
Cost of service (excluding depreciation and amortization related to network assets included below)	93,283	36,638	9,691
Cost of equipment	50,381	9,784	—
Selling, general and administrative	139,527	49,423	2,625
Depreciation and amortization	42,208	15,006	3,583
Sales of assets, net	56	(2)	—
Total operating costs and expenses	325,455	110,849	15,899

Operating Income	90,893	98,134	66,053

Other Income (Expenses)
Interest (expense) income, net	(1,198)	1,358	1,167
Minority interests	(18,235)	(14,606)	(10,082)
Other, net	(4)	—	—
Net Income	$71,456	$84,886	$57,138

Allocation of Net Income:
Limited partner — preferred interest	$32,837	$12,380	$—
Limited partner	$38,233	$71,781	$57,138
General partner	$386	$725	$—

(a)

Verizon Wireless of the East LP’s historical financial statements for 2001 and prior periods substantially represent the financial results of Orange County-Poughkeepsie Limited Partnership, as the Predecessor to Verizon Wireless of the East LP.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)
FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001(a)

Cash Flows from Operating Activities
Net income	$71,456	$84,886	$57,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,208	15,006	3,583
Minority interests	18,235	14,606	10,082
Net gain (loss) on disposal of property, plant and equipment	56	(2)	—
Provision for losses on account receivable, net of recoveries	6,587	3,115	—
Changes in certain assets and liabilities (net of the effects of purchased business):
Receivables and unbilled revenue, net	(16,589)	(2,640)	1,331
Prepaid expenses and other current assets	1,757	1,043	(30)
Accounts payable and accrued liabilities	(5,738)	8,433	(1,646)
Other current liabilities	(854)	(1,664)	24
Accrued interest on note receivable	(30,702)	(11,598)	—
Other operating activities, net	(180)	54	2
Net cash provided by operating activities	86,236	111,239	70,484

Cash Flows from Investing Activities
Capital expenditures	(110,297)	(70,704)	(4,887)
Proceeds from disposition of property, plant and equipment	5	64	—
Other investing activities	15	—	—
Net cash used in investing activities	(110,277)	(70,640)	(4,887)

Cash Flows from Financing Activities
Net proceeds from affiliate	60,686	40,426	4,403
Issuance of long-term debt due to affiliate	—	350,000	—
Repayments of assumed debt, net	—	(584,363)	—
Contribution from affiliate partner	—	235,425	—
Distribution to Verizon Wireless of the East LP partners	(16,395)	(70,087)	(59,500)
Distributions to other minority investors	(20,250)	(12,000)	(10,500)
Net cash provided by (used in) financing activities	24,041	(40,599)	(65,597)

Change in cash	—	—	—
Cash, beginning of year	—	—	—
Cash, end of year	$—	$—	$—

(a)             Verizon Wireless of the East LP’s historical financial statements for 2001 and prior periods substantially represent the financial results of Orange County-Poughkeepsie Limited Partnership, as the Predecessor to Verizon Wireless of the East LP.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital

(Dollars in Thousands)	Limited Partner Preferred Interest Price Communications Wireless, Inc.	Limited Partner Verizon Wireless Acquisition South LLC (a)	General Partner Verizon Wireless of Georgia LLC	Total Partners’ Capital

Balance at January 1, 2001	$—	$41,277	$—	$41,277

Net income	—	57,138	—	57,138
Contribution from partners	—	—	3	3
Distributions to partners	—	(59,500)	—	(59,500)
Balance at December 31, 2001	—	38,915	3	38,918

Net income	12,380	71,781	725	84,886
Contributed net assets	1,113,185	759,010	10,000	1,882,195
Distributions to partners	(2,087)	(68,000)	—	(70,087)
Balance at December 31, 2002	1,123,478	801,706	10,728	1,935,912

Net income	32,837	38,233	386	71,456
Other	(1,149)	(596)	—	(1,745)
Distributions to partners	(16,395)	—	—	(16,395)
Balance at December 31, 2003	$1,138,771	$839,343	$11,114	$1,989,228

(a)

Verizon Wireless of the East LP’s historical financial statements for 2001 substantially represent the financial results of Orange County-Poughkeepsie Limited Partnership, as the Predecessor to Verizon Wireless of the East LP.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.             Formation of Verizon Wireless of the East Limited Partnership and Description of Business

Formation of Verizon Wireless of the East LP

Verizon Wireless of the East LP (the ‘‘Partnership’’) was formed by Cellco Partnership, d/b/a/ Verizon Wireless (“Cellco”) on December 17, 2001, for the purpose of acquiring the assets of Price Communications Wireless, Inc. (“PCW”), a subsidiary of Price Communications Corp. pursuant to the Transaction Agreement (the “Agreement”) dated December 18, 2001, as amended.  On August 15, 2002, the transactions contemplated by the Agreement were consummated.

At the closing, in accordance with the Agreement, PCW contributed substantially all of its business assets and approximately $160 million in cash to the Partnership; and Cellco, through its subsidiaries, contributed to the Partnership Federal Communications Commission (“FCC”) licenses to provide broadband Personal Communications Services (“PCS”) within the Macon, Georgia Basic Trading Area (“BTA”) and a portion of the Atlanta, Georgia BTA, a $500 million 6.14% promissory note receivable, payable on demand, approximately $235 million in cash and its aggregate 85% interest in the Orange County-Poughkeepsie Limited Partnership (the “Predecessor”).  In exchange for the assets it contributed, PCW received a preferred limited partnership interest in the Partnership, which is exchangeable, under certain circumstances, into equity of Verizon Wireless (if an initial public offering of such equity occurs) or into common stock of Verizon Communications Inc. on the fourth anniversary of the asset contribution if a qualifying initial public offering of Verizon Wireless equity is not completed prior to such anniversary.

The Partnership assumed certain liabilities of PCW relating to its business, including such liabilities that arose under PCW’s $175 million of 113/4 Senior Subordinated Notes due 2007 and $525 million of 91/8% Senior Secured Notes due 2006 (the “Notes”).  On August 15, 2002, the Partnership immediately used the approximately $160 million cash contributed by PCW (which included approximately $11 million for accrued interest), the $235 million cash contributed by Cellco and $350 million proceeds from a term note obtained from Verizon Investments Inc., a subsidiary of Verizon Communications Inc., to effect a covenant defeasance with respect to all of the Notes.  The Notes were redeemed on August 16, 2002.  The cost of the redemption included approximately $34 million above the face amount of the Notes, which was considered an additional part of the purchase price.

Also at the closing, in accordance with the Agreement, PCW and two subsidiaries of Cellco, Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, entered into an amended and restated limited partnership agreement relating to the Partnership.  Verizon Wireless of Georgia LLC became the managing general partner and Verizon Wireless Acquisition South LLC and PCW became the limited partners of the Partnership.  Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC have a 1% and 99% special allocation interest in the Partnership, respectively.  Pursuant to the limited partnership agreement, the profits of the Partnership (as defined in the partnership agreement) are allocated on a preferred basis to PCW’s capital account quarterly in an amount up to, but not exceeding, 2.915% per annum (based on the weighted daily average balance of PCW’s capital account).  PCW is not entitled to a share of the Partnership’s profits in excess of this preferred return.  Any losses incurred by the Partnership will be allocated to the two partners other than PCW up to an amount equal to their capital accounts before being allocated to PCW.  PCW’s capital account will not be allocated any preferred return after the earlier to occur of (1) the expiration of the period (if any) within which PCW is entitled to elect to exchange its preferred interest for Verizon Wireless equity or (2) the fourth anniversary of the asset contribution.  According to the amended limited partnership agreement, the Partnership is required to make cash distributions to PCW on a quarterly basis equal to 50% of PCW’s preferred return for the quarter.  PCW’s initial capital account balance for its preferred interest was $1,113 million.

Description of Business

The Partnership provides wireless voice and data communication services in the acquired PCW markets in Alabama, Georgia, South Carolina and Florida.  In addition, through its 85% interest in Orange County-Poughkeepsie Limited Partnership, the Partnership provides wholesale wireless mobile telephone service to resellers (primarily Cellco) operating in the Orange County and Poughkeepsie, New York metropolitan areas.

2.             Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority owned subsidiaries and the partnership in which the Partnership exercises control.  All significant intercompany balances and transactions between these entities have been eliminated.

The consummation of the asset contribution described in Note 1 was completed on August 15, 2002.  The consolidated financial statements reflect the transfer of certain Cellco assets, including its aggregate 85% interest in Orange County-Poughkeepsie Limited Partnership, at historical cost as these transfers were among entities under common control.  Results of operations include those of the Predecessor for all periods presented.  The financial statements and notes for 2001 are substantially those of the Predecessor since the asset contribution was not consummated on or before December 31, 2001.

The Partnership accounted for the assets contributed by PCW in accordance with the purchase method of accounting for business combinations.  The asset contribution closed on August 15, 2002 and the allocation of the purchase price was finalized in the third quarter of 2003.  Adjustments to the original purchase price allocation were immaterial.   Consideration of approximately $1,702 million, including $550 million in net debt assumed and redeemed, was allocated as follows based upon the final assessment of tangible and intangible assets acquired:

(Dollars in Thousands)
Wireless licenses	$1,610,929
Customer list	51,500
Net tangible assets acquired	39,991
Total	$1,702,420

The following selected unaudited pro forma information is being provided to present a summary of the combined results of the Partnership as if the asset contribution transaction had occurred as of January 1, 2002 and 2001, giving effect to purchase accounting adjustments.  The unaudited pro forma data is for informational purposes only and may not necessarily reflect the results of operations of the Partnership had the acquired business operated as part of the Partnership for the years ended December 31, 2002 and 2001, nor is the unaudited pro forma data indicative of the results of future consolidated operations.

(Dollars in Thousands)	For the Years Ended December 31,
	2002		2001
	(Unaudited	)	(Unaudited	)
Total operating revenue	$389,666		$371,626
Net income	$144,761		$154,479

Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the current year presentation.

3.             Summary of Significant Accounting Policies

Revenue Recognition

The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue.  In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings.  Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed.   Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services.  Effective July 1, 2003, the Partnership adopted the provisions under Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”  Prior to the adoption, customer activation fees, along with the related costs up to but not exceeding the activation fees, were deferred and amortized over the customer relationship period.  Subsequent to the adoption of EITF 00-21, customer activation fees are recognized as part of equipment revenue.

The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, ‘‘Revenue Recognition in Financial Statements,” SAB No. 104, “Revenue Recognition,” and EITF 00-21.

Approximately 38%, 55%, and 96% of the Partnership’s operating revenue is affiliate revenue for the years ended December 31, 2003, 2002, and 2001 respectively, due to the fact that Cellco is the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates.  The Partnership continues to re-evaluate the current rates and expects these rates to be reduced in the future consistent with market trends and the terms of the Predecessor’s limited partnership agreement (See Note 8).

Cellular service revenues resulting from a cellsite sharing agreement with Cellco are recognized based upon an allocation of airtime minutes (see Note 8).

Allowance for Doubtful Accounts

The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments.  Estimates are based on the aging of the accounts receivable balances and the historical write-off experience, net of recoveries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, accrued expenses, useful lives and impairment of assets, contingencies and allocation of purchase prices in connection with business combinations.  Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary.

Operating Expenses

Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of administrative and operating costs incurred by Cellco or its affiliates on behalf of the Partnership (see Note 8).  Services performed on behalf of the Partnership are provided by the employees of Cellco.  These employees are not employees of the Partnership; therefore, operating expenses include direct and allocable charges of salary and employee benefit costs for the services provided to the Partnership.  The Partnership believes these allocations are reasonable.

Property, Plant and Equipment

Property, plant and equipment primarily represents costs incurred to construct and enhance Mobile Telephone Switching Offices and cell sites.  The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting.  Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.  Major improvements to existing plant and equipment are capitalized.  Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the statement of operations.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

Valuation of Assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.  For valuation of intangible assets with indefinite lives see Note 4, “Wireless Licenses and Other Intangibles, Net.”

Financial Instruments

The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes

The Partnership is not a taxable entity for federal and state income tax purposes.  Any taxable income or loss is apportioned to the partners based on their respective partnership interest and is reported by them individually.

Concentrations

The Partnership’s service revenue partially consists of affiliate wholesale revenue due to the fact that Cellco is the Partnership’s primary reseller (see “Revenue Recognition” policy).

To the extent the Partnership’s customer receivables become delinquent, collection activities commence.  Cellco accounts for 2.9% and 5.7% of the accounts receivable balance at December 31, 2003 and 2002, respectively.  The Partnership maintains an allowance for losses based on the expected collectibility of account receivable.

Cellco relies on local and long-distance telephone companies and other companies to provide certain communication services.  While management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.

Although Cellco attempts to maintain multiple vendors for each required product, its network assets, which are important components of its operations, are currently acquired from only a few sources.  Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations.  If the suppliers are unable to meet Cellco’s needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion and conversion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Distributions

The Partnership is required to make distributions to its minority partners on a quarterly basis based upon the Predecessor’s operating results, cash availability and financing needs as determined by the predecessor’s general partner (Verizon Wireless of the East LP) at the date of the distribution.  In January 2004, the Partnership made a distribution of approximately $3.3 million to its minority partners.

In accordance with the terms of the limited partnership agreement, the Partnership expects to make a distribution of approximately $4.1 million to PCW in the first quarter of 2004.

Segments

The Partnership has one reportable business segment and operates domestically only.  The Partnership’s products and services are materially comprised of wireless telecommunications services.

4.             Wireless Licenses and Other Intangibles, Net

The Partnership adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002.  SFAS No. 142 requires that goodwill and indefinite-lived intangible assets will no longer be amortized.  Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement.  This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”  Intangible assets that have finite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In the asset contribution transaction, the Partnership received certain wireless licenses and other intangible assets contributed by PCW and subsidiaries of Cellco.  The Partnership has completed an  assessment of the useful lives of the intangible assets contributed.  The principal intangible asset contributed in the asset contribution was wireless licenses.  These licenses provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services.  Radio frequency spectrum is a resource that has always existed and will continue to exist indefinitely.  While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the FCC.  Renewals of licenses typically occur routinely and at nominal cost.  The Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the contributed wireless licenses.  As a result, the wireless licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant.  The Partnership will reevaluate the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.

All of the contributed wireless licenses have been integrated into Cellco’s nationwide footprint.  All of the licenses in Cellco’s nationwide footprint are tested in the aggregate for impairment under SFAS No. 142.  When testing the carrying value of the wireless licenses for impairment, Cellco determines the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets.  In addition, the fair value of the aggregated wireless licenses is then subjected to a reasonableness analysis using public information of comparable wireless carriers.  If the fair value of the aggregated wireless licenses as determined above is less than the aggregated carrying amount of the licenses, an impairment will be recognized by Cellco.  Any impairment loss recognized by Cellco will be allocated to its consolidated subsidiaries, including the Partnership, based upon a reasonable methodology.  Annual impairment tests were performed by Cellco in 2003 and 2002.  No impairment was recognized in either year.  Future tests for impairment will be performed by Cellco at least annually and more often if events or circumstances warrant.

The carrying amount of wireless licenses is as follows:

(Dollars in Thousands)	Wireless Licenses
Balance as of January 1, 2002	$—

Wireless licenses acquired and contributed	1,639,918
Aggregate impairment losses recognized	—
Balance as of December 31, 2002	1,639,918

Reallocation of purchase price	439
Aggregate impairment losses recognized	—
Other	182
Balance as of December 31, 2003	$1,640,539

Other intangibles, net, which represent acquired customer lists, have a finite useful life of six years and are amortized on an accelerated basis.

Other intangibles, net consists of the following:

(Dollars in Thousands)
	December 31,	December 31,
	2003	2002

Customer lists (6 yrs.)	$51,500	$51,900
Less: accumulated depreciation	15,216	4,461
Customer lists, net	$36,284	$47,439

Amortization expense for the years ended December 31, 2003 and 2002 was $10.8 million and $4.5 million, respectively.  Based solely on the amortized intangible assets existing at December 31, 2003, the amortization expense is estimated to be $8.6 million in 2004, $7.6 million in 2005, $7.6 million in 2006,  $7.6 million in 2007, and $4.8 million in 2008.

5.             Supplementary Financial Information

Property, plant and equipment consists of the following:

(Dollars in Thousands)
	December 31,	December 31,
	2003	2002

Land and improvements	$3,614	$3,752
Buildings (10-40 yrs.)	63,446	26,364
Wireless plant equipment (3-15 yrs.)	221,583	152,974
Furniture, fixtures and equipment (5 yrs.)	7,682	4,684
Leasehold improvements (5 yrs.)	10,141	7,386
	306,466	195,160
Less: accumulated depreciation (b)	59,149	28,297
Property, plant and equipment, net (a)(c)	$247,317	$166,863

(a)          Construction-in-progress included in certain of the classifications shown in property, plant and equipment, principally wireless plant equipment, amounted to $10,910 and $52,389 at December 31, 2003 and 2002, respectively.

(b)         Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $31,451, $10,544 and $3,582, respectively.

(c)          Interest costs of $1,282 and $133 and direct and allocated network engineering costs of $2,986 and $1,051 were capitalized during the years ended December 31, 2003 and 2002, respectively.

Accounts payable and accrued liabilities consists of the following:

(Dollars in Thousands)
	December 31,	December 31,
	2003	2002

Accounts payable	$52,061	$58,089
Taxes payable	2,334	2,172
Accrued expenses	—	224
Accrued commissions	2,459	853
Accounts payable and accrued liabilities	$56,854	$61,338

Supplementary cash flow information is as follows:

(Dollars in Thousands)	For the Years Ended December 31,
	2003	2002	2001

Interest paid, net of amounts capitalized	$29,756	$11,506	$—
PCW cash used towards debt defeasance	$—	$160,000	$—
Supplemental investing and financing non-cash transactions:
Note receivable issued from affiliate	$—	$500,000	$—
Net assets transferred from affiliates under common control	$—	$33,586	$—

Business combination:
Preferred interest issued	$—	$1,113,185	$—
Debt and liabilities assumed, less cash	—	589,235	$—
Fair value of assets acquired	$—	$1,702,420	$—

6.             Due From/To Affiliates

Due To Affiliates

At December 31, 2003, due to affiliates amounted to approximately $80.7 million.  Cellco manages all cash, inventory and financing activities for the Partnership.  Inventory is owned by Cellco and held on consignment by the Partnership.  Such consigned inventory is not recorded on the Partnership’s financial statements.  Upon sale, the related cost of the inventory is transferred to the Partnership at Cellco’s cost basis and included in the accompanying statements of operations.  As such, the change in due from/to affiliates is reflected as a financing activity in the statements of cash flows.  Additionally, administrative and operating costs incurred by Cellco and its related affiliates, on behalf of the Partnership are charged to the Partnership through this account (see Note 8).  Interest income/expense is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly-owned subsidiary of Verizon Communications Inc., the majority owner of Cellco, which was approximately 5.1% for the years ended December 31, 2003 and 2002.  Interest (expense) income was $(2.6) million,  $1.5 million and $1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, related to due to affiliates.

Note Receivable From Limited Partner

Upon the closing of the asset contribution (see Note 1), Cellco issued and contributed to the Partnership a note receivable for the principal sum of $500 million (which accrues interest at an annual fixed rate of 6.14%). Both interest and principal are payable on demand.  As of December 31, 2003, the note receivable balance amounted to $542 million and was recorded in a contra partners’ capital account similar to a stock subscription receivable.

 Note Payable To Affiliate

At the closing of the asset contribution (see Note 1), in addition to the cash contributed by PCW and Cellco, the Partnership obtained a $350 million term note from Verizon Investments Inc., a wholly-owned subsidiary of Verizon Communications Inc., to partially fund a covenant defeasance and redemption with respect to all of the Notes.  The term note bears interest at a fixed rate of approximately 8.9% per year.  Interest is payable quarterly in arrears.  The term note is guaranteed by PCW.  It matures four and one-half years after the asset contribution (February 15, 2007) or six months following the occurrence of certain specified events.

7.             Leases

Operating Leases

Cellco (on behalf of the Partnership) and the Partnership itself have entered into operating leases for facilities and equipment used in its operations.  Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments.  For the years ended December 31, 2003, 2002 and 2001, the Partnership recognized a total of $8.7 million, $3.5 million and $0.9 million, respectively, as rent expense related to payments under these operating leases, which was included in cost of service, as well as, selling, general and administrative expenses in the accompanying consolidated statements of operations.

The aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options which the Partnership intends to exercise, for the years shown are as follows:

Years	(Dollars in Thousands)
2004	$6,585
2005	5,462
2006	4,515
2007	3,481
2008	2,263
2009 and thereafter	3,217
Total minimum payments	$25,523

8.             Other Transactions with Affiliates

In addition to transactions with affiliates in Note 6, other significant transactions with affiliates are summarized as follows:

(Dollars in Thousands)	For the Years Ended December 31,
	2003	2002	2001
Operating revenues (a)	$157,607	$114,681	$78,592
Cost of service (b)	$17,661	$874	$—
Allocations of cost of service and equipment (c)	$30,697	$14,422	$4,095
Allocations of certain selling, general and administrative expenses (c)	$56,621	$22,654	$3,234

(a)          Affiliate operating revenues represent wholesale, outcollect roaming and cellsite sharing revenues generated from transactions with Cellco.

(b)         Affiliate cost of service primarily represents the incollect roaming charges from transactions with Cellco.

(c)          Expenses were allocated based on the Partnership’s percentage of customers, gross customer additions, or minutes of use where applicable.  The Partnership believes the allocation methods are reasonable.  Included in the cost of service were allocations of switch usage, network costs, direct telecommunication and data processing charges.

9.             Valuation and Qualifying Accounts

(Dollars in Thousands)	Balance at beginning of the year	Additions charged to operations	Write-offs, net of recoveries	Balance at end of the year
Accounts Receivable Allowances:
2003	$3,394	$6,587	$(6,350)	$3,631
2002	$—	$3,115	$279	$3,394
2001	$31	$—	$(31)	$—

10.          Commitments and Contingencies

Cellco is subject to various lawsuits and other claims, including class actions, product liability, patent infringement, antitrust and partnership disputes, and claims involving relations with resellers and agents.  Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices.  Certain of these lawsuits and other claims may impact the Partnership.  These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage.  All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions.  Consequently, the ultimate liability with respect to these matters at December 31, 2003 cannot be ascertained.  The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business.  While Cellco’s legal counsel cannot give assurance as to the outcome of each of these other matters, in management’s opinion, based on the advice of such legal counsel, that the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the consolidated financial statements of the Partnership.

On May 5, 2000, PCW entered into a seven-year agreement with H.O. Systems, Inc. to provide PCW with billing services for its customers.  Under the Agreement, the Partnership agreed to assume this contract and PCW agreed to use its best efforts to negotiate a shortened term for this assumed contract, which would allow the Partnership to transition the acquired customers to its billing system sooner than would be permitted under the existing term of the H.O. Systems agreement.  PCW further agreed to a purchase price adjustment of $38 million, recorded as an accrued liability in the Partnership’s consolidated balance sheet, in the event that PCW was unable to negotiate a reduced term.  Since PCW was unsuccessful in these efforts, the purchase price adjustment took effect at the closing of the transaction on August 15, 2002.